December 21, 2018

Tim Courtis
Chief Financial Officer
GREENLIGHT CAPITAL RE, LTD.
65 Market Street
Suite 1207, Jasmine Court
Camana Bay, P.O. Box 31110
Grand Cayman
Cayman Islands

       Re: GREENLIGHT CAPITAL RE, LTD.
           Form 10-K for the Year End December 31, 2017
           Filed February 20, 2018
           Form 10-Q for the Period Ended September 30, 2018
           Filed November 5, 2018
           File No. 001-33493

Dear Mr. Courtis:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2018

Condensed Consolidated Financial Statements
Note 3. Investment in Related Party Investment Fund, page 16

1. You disclose on page 17 that you concluded that you did not hold the power to direct the activities which most significantly impact the economic performance of Solasglas
      Investments, LP ("SILP"), and therefore consolidation was not appropriate. In light of the related party aspects evident in DME II serving as the general partner and DME Advisors serving as the investment manager, please provide us with your detailed analysis of your application of ASC 810 to this arrangement supporting your conclusion that consolidation
 Tim Courtis
GREENLIGHT CAPITAL RE, LTD.
December 21, 2018
Page 2
         was not appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameTim Courtis                             Sincerely,
Comapany NameGREENLIGHT CAPITAL RE, LTD.
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